UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

292052 10 7

(CUSIP Number)

Louis R. Cappelli c/o Cappelli Enterprises, Inc. 115 Stevens Avenue Valhalla, NY 10595 Attention: Louis R. Cappelli

With a copy to:

Herrick, Feinstein LLP 2 Park Avenue New York, NY 10016 Attention: Louis Goldberg, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Louis R. Cappelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,374,512 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,374,512 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,374,512 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.85% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”); (ii) 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008; (iii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iv) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (v) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement. Louis R. Cappelli is the sole member and the managing member of LRC. Louis R. Cappelli is also the managing member of Cappelli Resorts and Cappelli Resorts II, LLC. Through his ownership interest in Cappelli Resorts and Cappelli Resorts II, LLC, Louis R. Cappelli owns a controlling interest in Concord.

(2) Based upon a total of 33,913,351 shares of Common Stock outstanding as of November 6, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: LRC Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 4,200,000 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 4,200,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,090 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.38% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”); (ii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iii) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (iv) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement.

(2) Based upon a total of 33,913,351 shares of Common Stock outstanding as of November 6, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Cappelli Resorts LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,174,512 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,174,512 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,174,512 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.46% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008. Louis R. Cappelli is the managing member of Cappelli Resorts and Cappelli Resorts II, LLC. Through his ownership interest in Cappelli Resorts and Cappelli Resorts II, LLC, Louis R. Cappelli also owns a controlling interest in Concord.

(2) Based upon a total of 33,913,351 shares of Common Stock outstanding as of November 6, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

This Amendment No. 8 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D, effective as of May 1, 2008, by Louis R. Cappelli and LRC Acquisition LLC, as further amended by Amendment No. 2 to Schedule 13D, effective as of May 16, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 3 to Schedule 13D, effective as of June 5, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 4 to Schedule 13D, effective as of July 3, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 5 to Schedule 13D, effective as of August 4, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 6 to Schedule 13D, effective as of August 22, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 7 to Schedule 13D, effective as of December 31, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC (the Original Schedule 13D, as amended, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

                 Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph immediately prior to the last paragraph of Item 4:

                 On January 30, 2009, Empire and Concord entered into a second amendment to the Contribution Agreement pursuant to which the termination date of the Contribution Agreement was extended from January 30, 2009 to February 28, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 The second paragraph under Item 6 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

2.

Agreement to Form Limited Liability Company and Contribution Agreement by and between Empire and Concord and dated as of February 8, 2008, as amended by that certain Amendment to Agreement to Form Limited Liability Company and Contribution Agreement, dated as of December 30, 2008, as further amended by that certain Second Amendment to Agreement to Form Limited Liability Company and Contribution Agreement, dated as of January 30, 2009 (for a more detailed description of the Contribution Agreement, see Item 4 of this Schedule 13D).

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit 12.

Second Amendment to Agreement to Form Limited Liability Company and Contribution Agreement, dated as of January 30, 2009, made by and between Empire Resorts Inc. and Concord Associates, L.P. (incorporated by reference to Exhibit 99.1 to Empire’s Form 8-K filed with the SEC on February 5, 2009).

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2009

/s/ Louis R. Cappelli

LOUIS R. CAPPELLI

LRC ACQUISITION LLC

	By:	/s/ Louis R. Cappelli

Louis R. Cappelli, Managing Member

CAPPELLI RESORTS LLC

	By:	/s/ Louis R. Cappelli

Louis R. Cappelli, Managing Member